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                                                Filed pursuant to Rule 424(b)(3)
                                                        Registration # 333-76498


                                  G REIT, INC.

                      Supplement No. 1 dated July 23, 2002
                      to the Prospectus dated July 22, 2002

     This Supplement No. 1 supplements, modifies and supersedes some of the information contained in our prospectus dated July 22, 2002. Unless we define a term in this Supplement No. 1, you should rely on our prospectus for the meaning of any defined terms. References in this Supplement No. 1 to "us," "we," or "our company" mean G REIT, Inc. and G REIT L.P., unless the context otherwise requires.


                         INVESTOR SUITABILITY STANDARDS

     Net worth in all cases excludes home, home furnishings and automobiles.

      In addition to those states listed in our prospectus, two additional states have established suitability standards different from those we have established. In these states, shares will only be sold to investors who meet the special suitability standards set forth below:

     Michigan: Investors must have either (1) a net worth at least $225,000 or
     --------
(2) gross annual income of $60,000 and a net worth of at least $60,000.

     Missouri: An investor's investment in our common stock cannot exceed 10% of
     ---------
that investor's net worth.


                               STOCK OPTION PLANS

     Effective on July 22, 2002, our board of directors approved modifications to our Independent Director Stock Option Plan and our Officer and Employee Stock Option Plan that limit the number of options that we can grant to our directors, officers and employees to 10% of the number of outstanding shares of our common stock at the time of the option grant.

     Accordingly, the option grants to our directors and to Messrs. Thompson, Daniel, Maurer and Ms. Voorhies described on page 39 in our prospectus under the heading "Management Of Our Company -- Independent Director Stock Option Plan" and "-- Officer and Employee Stock Option Plan" will not be effective until, and unless, we have sold at least 1.1 million shares of our common stock in this offering. We will be subject to this same 10% limitation with respect to any additional option grants under either of these stock option plans.

     In addition, the table under the heading "Principal Shareholders" in our prospectus on page 71 is amended as follows to reflect the change in our stock option plans and the options grants described above:

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
                                                                    Number of Shares
                                                                Beneficially Owned as    Percent if    Percent if
                                                                 of Commencement of      Minimum is    Maximum is
                                 Name                               this Offering           Sold          Sold
                                 ----                               -------------           ----          ----
Anthony W. Thompson, Chairman, CEO and President                       22,100(1)(2)          18.1%        0.11%
Gary T Wescombe, Director                                                 -0-(1)              -0-%         -0-%
Edward A. Johnson, Director                                               -0-(1)              -0-%         -0-%
D. Fleet Wallace, Director                                                -0-(1)              -0-%         -0-%
W. Brand Inlow, Director                                                  -0-(1)              -0-%         -0-%
All Named Executive and Directors as a Group                           22,100(1)             18.1%        0.11%



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/1/ These amounts do not include shares issuable upon exercise of options intended to be granted to each individual under our two stock option plans. Under the terms of our amended stock option plans, we cannot grant stock options to our directors, officers or employees if it would cause the aggregate of all stock options granted to our advisor, or dealer manager, their affiliates and our officers, directors and employees to exceed 10% of the total outstanding shares of our common stock on the date of grant.

/2/ Consists of 22,100 shares owned by our advisor, Triple Net Properties, LLC. Mr. Thompson is the President and 32% owner of Triple Net Properties, LLC.

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